

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

October 9, 2008

Michael J. Jackson
Chairman and Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

      Re: **AutoNation, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              File No. 1-13107

Dear Mr. Jackson:

We have reviewed your response letter filed on September 10, 2008 to our comment letter dated August 5, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, net, page 52

1. We have reviewed your response to comment 2 from our letter dated August 5, 2008, and we have additional comments. We appreciate the information you have been providing us and we request your continued patience as we find out more about your segment reporting. Please understand that our concerns about your segment reporting stem from our uncertainty as to how you determined your operating segments, particularly as this determination may impact your impairment testing of goodwill under SFAS 142.

We read in your response that your chief operating decision maker ("CODM") is your CEO. Your response indicates that your CODM manages your business using a matrix form of organization that considers both your field management structure, in which individual stores are organized into markets and regions, and your functional management structure, which manages your business based on lines of products and services. Your response also indicates that while your CODM receives information at the consolidated level, by geographic region, by individual markets and stores in connection with your MOR and QOR reports, and by lines of products and services, your CODM relies primarily on consolidated information to assess performance and to allocate resources.

Given your statement that your CODM manages your business based on both your field management structure and your functional management structure, and noting the vast amount of detail below the consolidated level that is included in the representative CODM reports that you provided to us, it remains unclear to us that you have only one operating segment. In this regard, we note that you have communicated to the public and to the analysts that follow your company that certain regions or markets such as Florida and California are having more difficulties in the current economic environment than other regions, and we assume that your CODM would need to consider that all of your markets are not acting identically in order to make appropriate strategic decisions for your company. Additionally, we note your history of acquiring and disposing of a certain number of stores each year, and we assume that stores that were recently acquired may not be as profitable as stores that you have owned for several years, as we assume there would be certain start-up advertising and other costs associated with newly acquired stores. We assume that your CODM would need insight into the number, location, and performance of these recently acquired stores to make appropriate strategic decisions for your company. We further note that certain of your CODM reports contain revenue and cost of sales data by product and service line, and the fact that this information is presented both at the consolidated and regional level appears to indicate that management may view the company based primarily on geographic location. Finally, we note that the reports provided to your Board of Directors include discrete financial information at both the consolidated and regional level, further indicating that management may view the company based primarily on geographic location.

In light of the above, please explain to us in more detail how your CODM can manage your company in an appropriate control environment based solely on consolidated data, including further explaining what you mean when you state that your CODM relies "primarily" on consolidated information. As the vast majority of reports provided to us appear to view your company based on geographic location, including your reporting of product and service lines by geographic location, it remains unclear to us that your CODM would not make strategic decisions based on some level of results by geographic location. If your CEO only views results at the consolidated level, it would remain unclear to us that the function of allocating resources and assessing performance was performed solely by your CEO, as it would appear that the CEO would need to work with others, such as the regional managers, as a group to obtain the level of information and understanding of your results needed to make appropriate strategic decisions. Please advise.

2. We read in your response to comment 3 from our letter dated August 5, 2008, that based on your operating and reporting structure, you determined that your regions constituted components under SFAS 142, but your regions were viewed as a single reporting unit as you believe the regions have similar economic characteristics and can be aggregated. Regardless of your response to our comment number one above, given your statement that your regions are components under SFAS 142, we assume that your segment management must regularly review operating results at the regional level consistent with the guidance in paragraph 30 of SFAS 142. With reference to footnote 19 to SFAS 142 and paragraph 14 of SFAS 131, the term segment management refers to the segment managers of a company's operating segments. Since you state that you have only one operating segment, we assume that you would have only one segment manager and that segment manager would be your CODM, which you indicate is your CEO. However, if your CODM regularly reviews your results at the regional level such that your regions constitute components under SFAS 142, it would appear that your regions also meet the definition of operating segments in paragraph 10 of SFAS 131. Please explain this apparent contradiction in the level of discrete financial information reviewed by your CODM in your response to our prior comments 2 and 3 from our letter dated August 5, 2008.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director